UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On October 11, 2021, Exscientia plc issued a press release to announce the publication of data from the EXALT-1 trial in the journal Cancer Discovery. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, Publication of EXALT-1 trial in Cancer Discovery demonstrates first AI-supported functional precision medicine platform to improve cancer treatment outcomes, dated October 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	October 12, 2021	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer